DAIMLER TRUCKS RETAIL TRUST 2023-1
Investor Report

Amounts in USD

Dates

Collection Period No.	33	
Collection Period (from... to)	1-May-2026	31-May-2026
Determination Date	11-Jun-2026	
Record Date	12-Jun-2026	
Distribution Date	15-Jun-2026	
Interest Period of the Class A-1 Notes (from... to)	15-May-2026	15-Jun-2026	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2026	15-Jun-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	270,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	270,000,000.00	20,881,035.95	10,964,401.80	9,916,634.15	36.728275	0.040609
Class A-4 Notes	60,000,000.00	60,000,000.00	60,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**757,360,000.00**	**80,881,035.95**	**70,964,401.80**	**9,916,634.15**		
Overcollateralization	72,621,115.25	71,223,791.42	72,623,347.58			
Adjusted Pool Balance	829,981,115.25	152,104,827.37	143,587,749.38			
Yield Supplement Overcollateralization Amount	31,950,769.53	3,011,358.26	2,695,989.80			
Pool Balance	**861,931,884.78**	**155,116,185.63**	**146,283,739.18**			

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	72,623,347.58	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	6.030000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.900000%	102,665.09	0.380241	10,019,299.24	37.108516
Class A-4 Notes	5.930000%	296,500.00	4.941667	296,500.00	4.941667
Total		**399,165.09**		**10,315,799.24**	

Amounts in USD

Available Funds			**Distributions**	
Principal Collections	8,433,298.64		(1) Total Servicing Fee	129,263.49
Interest Collections	948,064.32		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	70,724.66		(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	1,083,396.30			
Purchase Amounts	0.00		(3) Interest Distributable Amount	399,165.09
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	36,222.28		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**10,571,706.20**		(6) Regular Principal Distributable Amount	9,916,634.15
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**10,571,706.20**		(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
			(9) Excess Collections to Certificateholders	126,643.47
			Total Distribution	**10,571,706.20**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	129,263.49	129,263.49	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	399,165.09	399,165.09	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	102,665.09	102,665.09	0.00
thereof on Class A-4 Notes	296,500.00	296,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	399,165.09	399,165.09	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	9,916,634.15	9,916,634.15	0.00
Aggregate Principal Distributable Amount	9,916,634.15	9,916,634.15	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,619.53
minus Net Investment Earnings	5,619.53
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,619.53
Net Investment Earnings on the Collection Account	30,602.75
Investment Earnings for the Collection Period	36,222.28

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	155,116,185.63	1,557
Principal Collections	7,411,151.23	
Principal Collections attributable to Full Pay-offs	1,022,147.41	
Principal Purchase Amounts	0.00	
Principal Gross Losses	399,147.81	
Pool Balance end of Collection Period	146,283,739.18	1,495
Pool Factor	16.97%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.84%
Weighted Average Number of Remaining Payments	40.79	21.83
Weighted Average Seasoning (months)	16.18	42.88

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	135,522,952.64	1,430	92.64%
31-60 Days Delinquent	4,143,281.69	37	2.83%
61-90 Days Delinquent	4,836,159.51	22	3.31%
91-120 Days Delinquent	1,781,345.34	6	1.22%
Total	146,283,739.18	1,495	100.00%

Delinquency Trigger			**10.500%**
60+ Delinquency Receivables to EOP Pool Balance			4.52%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	399,147.81	6	74,797,327.11	578
Principal Net Liquidation Proceeds	76,380.28		9,705,226.58	
Principal Recoveries	1,068,279.33		25,710,999.75	
Principal Net Loss / (Gain)	(745,511.80)		39,381,100.78	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(5.936%)
Prior Collection Period	6.134%
Second Prior Collection Period	16.441%
Third Prior Collection Period	(1.105%)
Four Month Average	3.883%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**4.569%**
Average Net Credit Loss/(Gain)	68,133.39

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%
5	0.59%	0.39%	0.95%	0.46%	0.15%	6.31%
6	0.78%	0.50%	2.21%	0.29%	0.27%	6.09%
7	1.05%	0.72%	3.15%	1.27%	0.12%	5.83%
8	1.28%	0.91%	1.84%	2.03%	1.00%	5.88%
9	2.04%	1.60%	1.17%	0.94%	1.73%	7.14%
10	1.76%	1.24%	1.73%	0.89%	0.46%	8.17%
11	2.02%	1.42%	1.82%	1.08%	0.31%	8.46%
12	2.25%	1.57%	1.54%	0.96%	0.59%	8.65%
13	2.54%	1.82%	2.16%	1.03%	0.65%	8.63%
14	2.92%	2.10%	3.37%	1.32%	0.46%	9.23%
15	3.11%	2.19%	1.38%	2.88%	1.03%	8.95%
16	3.57%	2.56%	1.95%	0.60%	2.67%	9.34%
17	4.25%	3.07%	1.77%	1.12%	1.38%	9.93%
18	4.50%	3.17%	1.19%	1.78%	0.59%	9.76%
19	4.77%	3.35%	3.09%	1.40%	0.92%	9.60%
20	4.96%	3.33%	1.63%	1.73%	1.26%	9.63%
21	5.53%	3.75%	1.88%	1.43%	0.96%	10.00%
22	5.82%	3.86%	1.67%	1.64%	1.07%	10.18%
23	6.05%	3.73%	3.25%	1.40%	1.30%	10.30%
24	6.42%	3.94%	3.16%	0.88%	1.13%	11.07%
25	6.52%	3.85%	5.94%	0.47%	1.58%	10.60%
26	6.95%	4.12%	2.09%	0.86%	0.41%	10.95%
27	7.07%	4.18%	1.93%	1.11%	0.57%	10.60%
28	7.20%	4.13%	9.40%	0.88%	1.01%	10.73%
29	7.46%	4.30%	9.55%	5.05%	0.48%	10.52%
30	7.58%	4.28%	2.82%	5.63%	3.08%	10.32%
31	8.03%	4.56%	5.70%	1.69%	3.37%	10.66%
32	8.63%	4.66%	3.14%	4.04%	0.14%	10.88%
33	8.68%	4.57%	2.83%	3.31%	1.22%	10.02%